Filed Pursuant to Rule 433

Registration Statement No.: 333-189569

August 13, 2013

Dear Plan Participant:

This notice relates to The Bank of New York Mellon Corporation Direct Stock Purchase and Dividend Reinvestment Plan, which permits existing shareholders and interested first-time investors to purchase shares of the company’s common stock directly through the Plan Administrator, Computershare Trust Company, N.A. The terms of the Plan are described in the Prospectus for the Plan, dated June 25, 2013.

This notice is to inform you that the contact information for the Plan Administrator has changed. The new contact information is provided below, as well as in the Prospectus.

You may contact the Plan Administrator through the following methods:

•	call 1-800-205-7699 (U.S. & Canada) or 1-201-680-6578 (outside the U.S. & Canada)

•	send an email to web.queries@computershare.com

•	or write to: Computershare Trust Company, N.A.

P.O. Box 43006

Providence, Rhode Island 02940-3006

You may also obtain information about the Plan, manage your elections as a Plan participant and instruct the Plan Administrator to sell your shares under the Plan on the Plan Administrator’s website via Investor Centre at www.computershare.com/investor.

The company has filed a registration statement (including a prospectus) with the SEC for the Plan. Before you invest, you should read the prospectus in that registration statement, and other documents the company has filed with the SEC for more complete information about the company and the Plan. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the company will arrange to send you the prospectus if you request it by calling the company at 1-212-635-1787 or by contacting the Plan Administrator as described above.

Very truly yours,

The Bank of New York Mellon Corporation